Exhibit 3.69

STATE OF DELAWARE
LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

VISTA OUTDOOR OPERATIONS LLC

This Certificate of Formation is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.  The name of the limited liability company is Vista Outdoor Operations LLC.

2.  The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Vista Outdoor Operations LLC this 27th day of January, 2015.

By:	/s/ Scott D. Chaplin
Scott D. Chaplin
Authorized Person